UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Star Bulk Carriers Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8162K105
(CUSIP Number)

Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022
(212) 554-1700

Copy to:

Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 25, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K105
1.	Names of Reporting Persons. Monarch Alternative Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,865,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,865,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,865,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.63%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K105
1.	Names of Reporting Persons. MDRA GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,865,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,865,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,865,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.63%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K105
1.	Names of Reporting Persons. Monarch GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,865,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,865,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,865,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.63%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8162K105
1.	Names of Reporting Persons. Monarch Debt Recovery Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,596,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,596,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,596,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.70%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”).  This Schedule 13D is being filed on behalf of Monarch Alternative Capital LP (“MAC”), Monarch Debt Recovery Master Fund Ltd (“MDRMF”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“GP LLC” and together with MAC, MDRMF, and MDRA GP, the “Monarch Filers”).

Item 1.   Security and Issuer

This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 40 Agiou Konstantinou Str.  Maroussi 15124, Athens, Greece.

Item 2.   Identity and Background

(a)   This statement is being filed by the Monarch Filers.  MAC is the investment advisor to a variety of funds (such funds (including, but not limited to, MDRMF), collectively the “Monarch Funds”).  Certain of the Monarch Funds directly own the Common Stock to which this Schedule 13D relates, and MAC beneficially owns such Common Stock by virtue of the authority granted to it by the Monarch Funds to vote and to dispose of the securities held by such Monarch Funds.  MDRA GP is the general partner of MAC and beneficially owns the Common Stock beneficially owned by MAC by virtue of such position.  GP LLC is the general partner of MDRA GP and beneficially owns the Common Stock beneficially owned by MDRA GP by virtue of such position.  MAC and MDRA GP are each organized as a limited partnership under the laws of the State of Delaware.  GP LLC is organized as a limited liability company under the laws of the State of Delaware.  MDRMF is a corporation organized under the laws of the Cayman Islands.  Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of each of MDRMF and GP LLC (the “Scheduled Persons”, each a “Scheduled Person”).

(b)   The address of the principal business and principal office of MAC, MDRA GP and GP LLC is 535 Madison Avenue, New York, New York, 10022.  The address of the principal business and principal office of MDRMF is Intertrust Corporate Services (Cayman) Limited, Walker House, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.  Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)   The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds.  The principal business of MDRA GP is to serve as general partner of MAC.  The principal business of GP LLC is to serve as general partner of MDRA GP.  The principal business of MDRMF is to invest and trade in securities and make other investments.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)   None of the Monarch Filers, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Monarch Filers, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration

The Monarch Filers became the beneficial owners of the shares of Common Stock to which this Schedule 13D relates on July 25, 2013, upon the closing of a subscription rights offering and a related private offering conducted by the Company.  Such shares are held directly by certain of the Monarch Funds.  The applicable Monarch Funds (including MDRMF) collectively expended an aggregate of $20,000,001.30 of their own investment capital for 3,738,318 of such shares, which were acquired through the private placement concurrently with the closing of the rights offering.  In addition, in the purchase agreement relating to the private placement dated May 1, 2013, by and among the Company and the purchasers named therein (including the applicable Monarch Funds) (the “Purchase Agreement”), the Company agreed to issue to such Monarch Funds at the closing of the private placement, additional shares of Common Stock equal to 3% of the respective purchase commitment to each such Monarch Fund (collectively, the “Additional Shares”).  As a result, the Monarch Filers also indirectly acquired beneficial ownership of an aggregate 127,570 Additional Shares, of which MDRMF directly acquired beneficial ownership of 52,700 Additional Shares.

The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to Exhibit 99.1 hereto.

Item 4.   Purpose of Transaction

The Monarch Filers acquired their shares of Common Stock for investment, with a view toward participating in the governance of the Company through board representation negotiated at the time of the entry into the Purchase Agreement.  Pursuant to the terms of the Purchase Agreement, the Monarch Funds party thereto and their affiliates (collectively, the “Monarch Parties”) are entitled to nominate, subject to the approval of the Company’s nominating committee, one individual for election to the Company’s board of directors for so long as the Monarch Parties own, in the aggregate, at least 10% of the outstanding Common Stock.  Pursuant to the exercise of this right, Roger Schmitz serves on the Company’s board of directors as the Monarch Parties’ designee.  The Monarch Filers presently do not have any plans or proposals that, if effected, would result in one or more transactions specified in Item 4 of Schedule 13D.  The Monarch Filers may reconsider their investment in the Company at any time and may increase or decrease the size of their investment in the Company or develop any such other plans or proposals as they may determine in their discretion.

Item 5.   Interest in Securities of the Issuer

(a)   Each of MAC, MDRA GP, and GP LLC indirectly beneficially own 3,865,888 shares of Common Stock. Such shares represent 18.63% of the 20,751,671 shares of Common Stock outstanding as of July 25, 2013.  MDRMF directly beneficially owns 1,596,999 shares of Common Stock, which represent 7.70% of the outstanding shares of Common Stock.  The percentages used herein and in the rest of this Schedule 13D are calculated based upon a number of outstanding shares consisting of 5,400,810 shares of Common Stock as reported as outstanding in the Company’s most recent annual report on Form 20-F, filed March 20, 2013, and 15,350,861 shares of Common Stock issued in the rights offering and the related private offering.  None of the other individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)   MAC, MDRA GP and GP LLC share voting and dispositive power over the 3,865,888 shares of Common Stock held directly by the Monarch Funds with each Monarch Fund directly holding such shares including the 1,596,999 shares of Common Stock held by MDRMF.

(c)  On July 25, 2013, the Monarch Filers became the beneficial owners of the shares of Common Stock to which this Schedule 13D relates upon the closing of a subscription rights offering and a related private offering conducted by the Company.  The applicable Monarch Funds (including MDRMF) collectively expended an aggregate of $20,000,001.30 of their own investment capital for 3,738,318 of such shares at $5.35 per share, which were acquired through a private placement closed after the conclusion of the rights offering.  In addition, in the Purchase Agreement, the Company agreed to issue to such Monarch Funds, at the closing of the private placement, the Additional Shares, equal to 3% of the respective purchase commitment to each such Monarch Fund participating in the private placement.  As a result, the Monarch Filers also indirectly acquired beneficial ownership of an aggregate 127,570 Additional Shares, of which MDRMF directly acquired beneficial ownership of 52,700 Additional Shares.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of the Purchase Agreement, the Monarch Parties have the following principal rights and obligations with respect to securities of the Company:

•
The Monarch Parties are entitled to nominate, for so long as they own, in the aggregate, at least 10% of the outstanding Common Stock and subject to the approval of the Company’s nominating committee, one individual for election to the Company’s board of directors;

•
The Monarch Parties agree that, without the approval of the Company’s board of directors, they will not (i) acquire beneficial ownership measured by voting power of more than 40.0% of the Company’s issued and outstanding Common Stock; (ii) form or participate in a “group” as defined in Section 13(d)(3) of the Exchange Act with respect to the Company’s securities after giving effect to which it would be deemed to beneficially own more than 40.0% of the issued and outstanding Common Stock; or (iii) initiate or participate in any “freeze-out” merger or other going-private transaction with respect to the Company. The standstill shall terminate on the date that (A) the Company publicly announces that it plans to pursue a Buyout Transaction (as defined in the Purchase Agreement); (B) the Company’s board of directors approves, recommends or accepts a Buyout Transaction proposed by any person or group or (C) any person or group, other than the Monarch Parties, or a group of which the Monarch Parties are a part, acquires beneficial ownership measured by voting power of more than 40.0% of the Company’s issued and outstanding shares of Common Stock (including all shares of Common Stock beneficially owned by the Monarch Parties). In the case of a termination as a result of (A), (B) or (C) above and provided the Monarch Parties own and continue to own in excess of the 10% of the Company’s issued and outstanding shares of Common Stock at all times following July 25, 2013, the Company shall use its best efforts to cause its board of directors to approve each transaction in which the Monarch Parties shall become an “Interested Shareholder” as such term is defined in Article (K) of the Company’s third amended and restated articles of incorporation;

•
In the event that the Monarch Parties transfer, individually or in the aggregate, 20% or more of the voting power of the Company’s outstanding shares of Common Stock to any one person (including its affiliates) or any group, the transferee or the transferees shall agree that the standstill described above shall apply to such transferee or transferees, as the case may be; and

•
With respect to any current or future stockholder rights plan, the Company has agreed to exclude the Monarch Parties from the definition of “Acquiring Person” (or similar term) as such term is defined in such stockholder rights plan to the extent of the Monarch Parties’ shareholdings and up to 40.0% of the Company’s issued and outstanding shares of Common Stock.

On May 1, 2013, the Monarch Parties entered into a registration rights agreement (the “Registration Rights Agreement”) that provides the Monarch Parties certain customary registration rights with respect to the shares of Common Stock they acquired in the private placement (including the Additional Shares).

The description of the Registration Rights Agreement contained in this Schedule 13D is qualified in its entirety by reference to Exhibit 99.2 hereto.

The Monarch Filers have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment or amendments hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to Exhibit 99.3 hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

99.1.	Purchase Agreement, dated as of May 1, 2013, by and among Star Bulk Carriers Corp. and the purchasers named therein.

99.2.	Registration Rights Agreement, dated as of May 1, 2013, by and among Star Bulk Carriers Corp. and the parties named therein.

99.3.	Joint Filing Agreement, dated as of August 5, 2013, by and among the Monarch Filers.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  August 5, 2013

MONARCH ALTERNATIVE CAPITAL LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP
By: Monarch GP LLC, its general partner

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

MONARCH GP LLC

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

SCHEDULE I

Monarch GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Debt Recovery Master Fund Ltd

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States